Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF COMPANY

PLATINUM GROUP METALS LTD. (the “Company” or “Platinum Group”)
328 – 550 Burrard Street Vancouver BC, V6C 2B5
Telephone: (604) 899-5450 Facsimile: (604) 484-4710

ITEM 2.	DATE OF MATERIAL CHANGE

October 18, 2013

ITEM 3.	NEWS RELEASE

A news release was disseminated on October 18, 2013 to the TSX as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland Securities Commissions.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

(Vancouver, British Columbia) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) announces that at a meeting of the shareholders of Maseve Investments 11 Pty Ltd (“Maseve”), the operating company of the WBJV Project 1 Platinum Mine (the “Project”), Platinum Group representatives were informed by a representative of Africa Wide Mineral Prospecting and Exploration (Pty) Ltd (“Africa Wide”) that Africa Wide, a subsidiary of Wesizwe Platinum Ltd. (“Wesizwe”), would not be funding a 213 million Rand (approximately US $ 21.8 million) cash call for their 26% share of a 6 month forward budget for the Project. There was no indication from Wesizwe or Africa Wide until late today in Johannesburg that they would not fund their pro-rata share of the Project. The cash call to Africa Wide for the Project had been timed to coincide with the final expenditure of funds held in escrow by Maseve for Africa Wide.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

(Vancouver, British Columbia) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) announces that at a meeting of the shareholders of Maseve Investments 11 Pty Ltd (“Maseve”), the operating company of the WBJV Project 1 Platinum Mine (the “Project”), Platinum Group representatives were informed by a representative of Africa Wide Mineral Prospecting and Exploration (Pty) Ltd (“Africa Wide”) that Africa Wide, a subsidiary of Wesizwe Platinum Ltd. (“Wesizwe”), would not be funding a 213 million Rand (approximately US $ 21.8 million) cash call for their 26% share of a 6 month forward budget for the Project. There was no indication from Wesizwe or Africa Wide until late today in Johannesburg that they would not fund their pro-rata share of the Project. The cash call to Africa Wide for the Project had been timed to coincide with the final expenditure of funds held in escrow by Maseve for Africa Wide.

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Under an agreement between the shareholders of Maseve, any further expenditures by Maseve funded by Platinum Group alone would result in the dilution of Africa Wide’s equity interest in Maseve. Wesizwe had previously indicated that they would be a funding participant through Africa Wide and that they supported the proposed project loan in respect of the Project.

As a result of the potential changes in the structure of ownership in Maseve, and potential changes in funding arrangements for Maseve and the Project, there may be substantial delays or a stop in construction and production plans for the Project. The currently proposed project loan structure for the Project is unlikely to proceed in its current form. The Project construction may be stopped with significant cost to Maseve.

Platinum Group will evaluate its options and course of action over the next few days and provide an update on its plans. The Company holds approximately $ 90 million in cash at present which is sufficient to cover the costs of any stoppage at the Project.

On behalf of the Board of
Platinum Group Metals Ltd.
“R. Michael Jones”
President and CEO

For further information contact:
R. Michael Jones, President
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the NYSE MKT have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (“forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding potential changes in the structure, ownership timing and funding of Maseve and the Project, the potential loss of project financing and potential work stoppages and related costs, potential changes to the Company’s construction and production plans for the Project. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in metal prices, costs and stock market conditions; the inadequacy and uncertainty of financing; the requirement to comply with black economic empowerment laws in South Africa; the nature, quality and quantity of any mineral deposits that may be locate; the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to raise equity and debt financing; the Company’s ability to ensure the Project complies with applicable regulatory requirements; the Company’s ability to successfully complete loan negotiations; the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.

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ITEM 6.	RELIANCE ON SUBSECTION 7.1 OF NATIONAL INSTRUMENT 51-102

N/A

ITEM 7.	OMITTED INFORMATION

N/A

ITEM 8.	EXECUTIVE OFFICER

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO Phone: (604) 899-5450

ITEM 9.	DATE OF REPORT

October 18, 2013